STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Goats Entertainment LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 651 North Broad Street, Suite 201 (street), in the City of Middletown, Zip Code 19709. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is United States Corporation Agents, Inc..

By: /s/Kevin James Kaufman
Authorized Person

Name: Kevin James Kaufman, Organizer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:18 AM 03/04/2024
FILED 09:18 AM 03/04/2024
SR 20240865579 - File Number 3205153